J.P. Morgan Securities Inc.
Cowen and Company, LLC
HSBC Securities (USA) Inc.
c/o J.P. Morgan Securities Inc.
277 Park Avenue
New York, New York 10172
November 9, 2006
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Song P. Brandon, Esq.

Re:	Emergent BioSolutions Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-136622
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join with the Company to request acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-136622), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern time on November 14, 2006, or as soon thereafter as practicable.
In connection with Rule 460 under the Act, please be advised that, during the period from October 30, 2006 to the date of this letter, we have effected approximately the following distribution of copies of the Preliminary Prospectus dated October 30, 2006:

No. of Copies

Prospective Underwriters	5,762

Institutions	500

Total	6,262
The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, in connection with the above referenced issue.
Very truly yours,

J.P. MORGAN SECURITIES INC.
By:	/s/ John V. Bertone
Authorized Signatory

For itself and on behalf of the
several Underwriters